EXHIBIT 99.1

JBDI Holdings Regains Compliance with Nasdaq’s Minimum Bid Price Requirement

Published

Jun 6, 2025 9:15am EDT

Receives Notice of Failure to File Interim Financial Statements in Violation of Nasdaq Listing Rules

SINGAPORE, June 06, 2025 (GLOBE NEWSWIRE) — JBDI Holdings Limited (“JBDI” or the “Company”) (Nasdaq: JBDI), today announced that it has received notice (the “Notice”) from the Nasdaq Stock Market (“Nasdaq”) on June 3, 2025 informing the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1), and that the Company was therefore in compliance with the Nasdaq Capital Market’s listing requirements.

The Company had previously been notified by Nasdaq on December 12, 2024, that its ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by Listing Rule 5450(a)(1) of The Nasdaq Stock Market (“Bid Price Requirement”). Since then, Nasdaq has determined that for the eleven consecutive business days, from May 16 through June 2, 2025, the closing bid price of the Company’s ordinary shares was at $1.00 per share or greater.

“We are pleased that the Company has regained compliance with the Bid Price Requirement because we recognize the value to our shareholders of the Nasdaq listing and intend to continue to meet the Bid Price Requirement,” stated Mr. Lim Chwee Poh, the Chief Executive Officer of JBDI Holdings Limited.

Furthermore, the Company announced the receipt of a deficiency notice dated June 3, 2025 from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) stating that it has not yet filed its interim balance sheet and income statement as of the end of its second quarter on Form 6-K, and thus no longer complies with Listing Rule 5250(c)(2) for continued listing. The Notice further reflected that under the Rules, the Company would have 60 calendar days to submit a plan to regain compliance, and if Nasdaq accepts the plan, Nasdaq will grant an exception of up to 180 calendar days from the filing’s due date or until December 2, 2025 to regain compliance.

On June 5, 2025, the Company filed with the Securities and Exchange Commission under cover of Form 6-K its unaudited condensed consolidated financial statements for the six-month periods ended November 30, 2024 and 2023. The Company intends to immediately notify Nasdaq of the filing of its interim financials for the six-month periods and that the Company is now in compliance with Nasdaq Listing Rule 5250(c)(2).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About JBDI Holdings Limited

JBDI Holdings Limited is a leading provider of environmentally friendly and efficient products and services, specializing in the revitalization, reconditioning, and recycling of drums and related containers in Singapore and across Southeast Asia. With nearly four decades of industry experience, JBDI Holdings has established a strong reputation for quality and reliability, offering a wide range of reconditioned steel and plastic drums, new containers, and ancillary services. Our mission is to help our customers achieve a zero environmental impact footprint while optimizing resource allocation and reducing costs. For more information, please visit http://jbdi.barrels.com.sg/

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Investor Relations Contact:

Matthew Abenante, IRC President Strategic Investor Relations, LLC Tel: 347-947-2093

Email: matthew@strategic-ir.com

Company Contact:

Zhaorong Liang Tel: +65 6861 4150 Email: Zhaorong.liang@eugroup.com.sg